SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                   The Bluebook International Holding Company
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                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
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                         (Title of Class of Securities)

                                   096 08Q 109
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                                 (CUSIP Number)

                              Daniel T. Josipovich
                 c/o The Bluebook International Holding Company
                          21098 Bake Parkway, Suite 100
                              Lake Forest, CA 92630
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 14, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. ( )


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                              CUSIP No. 364598 10 2

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      1.    Names of Reporting Persons.
            Daniel T. Josipovich
            I.R.S. Identification No.
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      2.    Check the Appropriate Box if a Member of a Group*

            (a)  [_]      (b)  [X]
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      3.    SEC USE ONLY

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      4.    Source of Funds*
            OO
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      5.    Check if Disclosure  of Legal  Proceedings  Is Required  Pursuant to
            items 2(d) or 2(e) ( )
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      6.    Citizenship or Place of Organization
            United States of America
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Number of         7.    Sole Voting Power               15,224,685
Shares            --------------------------------------------------------------
Beneficially      8.    Shared Voting Power                      0
Owned by          --------------------------------------------------------------
Each Reporting    9.    Sole Dispositive Power          15,224,685
Person With       --------------------------------------------------------------
                  10.   Shared Dispositive Power                 0
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      11.   Aggregate  Amount   Beneficially  Owned  by  Each  Reporting  Person
            15,224,685
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      12.   Check if the  Aggregate  Amount  Represented  by  Amount in Row (11)
            Excludes Certain Shares (See Instructions) [_]
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      13.   Percent of Class Represented by Amount in Row (11) 12.3%
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      14.   Type of Reporting Person
            IN
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


Item 1.     Security and Issuer.

This statement relates to the common stock, $0.0001 par value ("Common Stock"), of The Bluebook International Holding Company ("Issuer"). The principal executive offices of the Issuer are presently located at 21098 Bake Parkway, Suite 100, Lake Forest, CA 92630-2163.

This Amendment No. 1 amends the Schedule 13D filed on October 11, 2001 ("Schedule 13D"). This Amendment No. 1 reflects the agreement by the Issuer to settle $1,048,374 of debts owed to certain members of the Issuer's management and controlling stockholders (the "Debts"), including Daniel T. Josipovich, through the issuance of 27,956,650 shares of Common Stock at a price of $0.0375 per share, which is the conversion price at which the Issuer's Series B Convertible Preferred Stock is to be converted pursuant to an election by the holder of the Series B Convertible Preferred Stock.

Item 2.     Identity and Background.

The business address of Daniel T. Josipovich, businessman, is c/o The Bluebook International Holding Company, 21098 Bake Parkway, Suite 100, Lake Forest, CA 92630. During the last five (5) years, Daniel T. Josipovich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, Daniel T. Josipovich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Citizenship is United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

The Issuer has agreed to settle $1,048,374 of debts owed to certain members of the Issuer's management and controlling stockholders, including Daniel T. Josipovich, through the issuance of 27,956,650 shares of Common Stock at a price of $0.0375 per share, which is the conversion price at which the Issuer's Series B Convertible Preferred Stock is to be converted pursuant to an election by the holder of the Series B Convertible Preferred Stock.

Item 4.     Purpose of Transaction.

The purpose of the transaction is to settle debts owed to certain members of the Issuer's management and controlling stockholders, including Daniel T. Josipovich.

Item 5.     Interest in Securities of the Issuer.

            (a) Daniel T. Josipovich beneficially owns an aggregate of 15,224,685 shares of Common Stock, consisting of 5,675,000 shares of Common Stock and Debt of $358,113.19 which the Issuer has agreed to convert into 9,549,685 shares of Common Stock. These shares collectively constitute 12.3% of the total number of shares of Common Stock currently issued and outstanding, which for purposes of this calculation includes 54,666,667 shares of Common Stock into which 2,050 shares of the Issuer's Series B Convertible Preferred Stock are to be converted and the 27,956,650 shares of Common Stock to be issued upon the conversion of the $1,048,374 of Debts owed.

            (b) Daniel T. Josipovich has the sole power to vote and to dispose of the 15,224,685 shares of Common Stock beneficially owned by him (including the shares of Common Stock into which the Debt owed to him is to be converted).

            (c)   None.

            (d)   None.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Daniel T. Josipovich is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) required to be disclosed by Item 6 of
Schedule 13D.

Item 7.     Material to be Filed as Exhibits.

            None.

                                   SIGNATURES



                                                 /s/ Daniel T. Josipovich
                                                 -------------------------------
                                                 Daniel T. Josipovich
                                                 Date:  October 25, 2004